Exhibit 99.1

ASX, Nasdaq and Media Release

September 10, 2024

Opthea to Have Significant Presence at the 24thEURETINA Congress and EURETINA Innovation Spotlight

Melbourne, Australia, and Princeton, NJ, US, September 10, 2024 -- Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced scientific presentations and a non-CME educational lunch symposium highlighting sozinibercept’s potential to become the first therapy in 20 years to improve visual outcomes in wet AMD patients at the European Society of Retina Specialists Annual Conference -- EURETINA Innovation Spotlight (EIS), September 18, 2024, and the 24th EURETINA Congress, September 19-22, 2024, being held at the CCIB in Barcelona, Spain.

“We are excited to connect with retina experts from around the world at EURETINA,” said Frederic Guerard, PharmD, Chief Executive Officer of Opthea. “Presentations by retina thought leaders featuring sozinibercept’s mechanism of action, the design of our ongoing Phase 3 trials, as well as further insights into our previously presented data on superior visual gains in wet AMD patients provide an opportunity to highlight sozinibercept’s potential to deliver superior efficacy beyond current standard-of-care anti-VEGF-A treatments.”

With the completion of patient enrollment in Opthea’s Phase 3 pivotal program evaluating the superiority of sozinibercept combination therapy in wet AMD, the Company is planning to announce topline data for COAST (Combination OPT-302 with Aflibercept STudy) in early Q2 CY2025 and for ShORe (Study of OPT-302 in combination with Ranibizumab) in mid-year CY 2025.

Presentation Details:

EIS: Wednesday, September 18, 2024

Session 5: VEGF-related and other retinal indications (4:00 – 4:35 pm CEST)

Presentation: Sozinibercept in wet AMD: Potential for superior vision outcomes beyond anti-VEGF-A therapies

Presenter: Frederic Guerard, PharmD, CEO

EURETINA: Thursday, September 19 – Sunday, September 22, 2024

Audio Narrated Free Paper: on display throughout the conference

Paper: Intravitreal sozinibercept (anti-VEGF-C/-D ‘trap’) combined with ranibizumab for the treatment of polypoidal choroidal vasculopathy: A predefined Phase 2b subgroup analysis

Presenter: Professor Gemmy Cheung, FRCOphth, FAMS, MCI

EURETINA: Thursday, September 19, 2024

Free Paper Session 3: AMD (12:00-1:00 pm CEST)

Presentation: VEGF-A/C/D inhibition with sozinibercept and ranibizumab combination therapy for nAMD: subgroup analysis of a Phase 2b trial to assess the angiographic predictors of response

Presenter: Professor Timothy Jackson, PhD, MB, ChB, FRCOphth

Abstracts of above EURETINA presentations can be accessed at: https://euretina.org/barcelona-2024/abstracts/

EURETINA: Saturday, September 21, 2024

Non-CME Educational Lunch Symposium (1:00 -2:00 pm CEST)

Title: Improving on the Standard of Care in nAMD: Addressing the VEGF-C and -D Pathways

Presenters: Professors Arshad Khanani, MD, MA, FASRS; Adnan Tufail, MBBS, MD, FRCOphth; Anat Loewenstein, MD, MHA; Gemmy Cheung, FRCOphth, FAMS, MCI

The full symposium agenda can be accessed at: https://euretina.org/resource/opthea-improving-on-the-standard-of-care-in-namd-addressing-the-vegf-c-and-d-pathway/

Symposium presentations and video recordings will be available on www.opthea.com.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Forward-Looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding the anticipated sozinibercept topline data for the two Phase 3 pivotal trials in wet AMD, COAST in early Q2 calendar year 2025 and ShORE in mid-calendar year 2025, and sozinibercept’s potential to become the first therapy in 20 years to improve visual outcomes in wet AMD patients and to deliver superior efficacy beyond current standard-of-care anti-VEGF-A treatments. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate sozinibercept safety, tolerability and therapeutic efficacy, clinical research organization, contract development manufacturing organization and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the timing of topline data, regulatory approval of sozinibercept, and the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 30, 2024, and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Authorized for release to ASX by Frederic Guerard, CEO

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PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited